UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Verona Pharma plc
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
925050106
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VI LLC OrbiMed Capital LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 10, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282559103

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,028,174 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,028,174 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,028,174 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 6.9% (2)
14		Type of Reporting Person (See Instructions) IA

(1)	Evidenced by American Depository Shares (“ADSs”). Each ADS represents eight ordinary shares (“Ordinary Shares”) of Verona Pharma plc (the “Issuer”).

(2)	This percentage is calculated based upon 582,144,392 Ordinary Shares outstanding of the Issuer (including any such Ordinary Shares represented by ADSs) following an underwritten public offering (assuming the underwriters did not exercise their option to purchase additional ADSs), as set forth in the Issuer’s Rule 424(b)(5) Prospectus, filed with the Securities and Exchange Commission on August 11, 2022.

CUSIP No. 282559103

1		Names of Reporting Persons. OrbiMed Capital GP VI LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,028,174 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,028,174 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,028,174 (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.9% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Evidenced by American Depository Shares (“ADSs”). Each ADS represents eight ordinary shares (“Ordinary Shares”) of Verona Pharma plc (the “Issuer”).

(2)	This percentage is calculated based upon 582,144,392 Ordinary Shares outstanding of the Issuer (including any such Ordinary Shares represented by ADSs) following an underwritten public offering (assuming the underwriters did not exercise their option to purchase additional ADSs), as set forth in the Issuer’s Rule 424(b)(5) Prospectus, filed with the Securities and Exchange Commission on August 11, 2022.

CUSIP No. 282559103

1		Names of Reporting Persons. OrbiMed Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 666,667 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 666,667 (1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 666,667 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.9% (2)
14		Type of Reporting Person (See Instructions) IA

(1)	Evidenced by American Depository Shares (“ADSs”). Each ADS represents eight ordinary shares (“Ordinary Shares”) of Verona Pharma plc (the “Issuer”).

(2)	This percentage is calculated based upon 582,144,392 Ordinary Shares outstanding of the Issuer (including any such Ordinary Shares represented by ADSs) following an underwritten public offering (assuming the underwriters did not exercise their option to purchase additional ADSs), as set forth in the Issuer’s Rule 424(b)(5) Prospectus, filed with the Securities and Exchange Commission on August 11, 2022.

Item 1.  Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC and Samuel D. Isaly (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2017, as amended by Amendment No. 1 filed with the SEC on January 26, 2018 (“Amendment No. 1”). This Statement relates to the ordinary shares (the “Ordinary Shares”) of Verona Pharma plc, a public limited company organized under the laws of England and Wales (the “Issuer”), with its principal offices are located at 3 More London Riverside, London SE1 2RE, United Kingdom. Certain Ordinary Shares are represented by American Depositary Shares (“ADSs”) with each ADS representing eight Ordinary Shares (Ordinary Shares and Ordinary Shares represented by ADSs together, “Shares”). The ADSs are listed on the NASDAQ Global Select Market under the ticker symbol “VRNA”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On August 10, 2022, the Issuer commenced an underwritten public offering of 12,400,000 ADSs at an offering price of $10.50 per ADS (the “Offering”). None of the Reporting Persons purchased ADSs in the Offering. As a result of the Offering, the percentage of outstanding ADSs that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s Ordinary Shares outstanding since the filing of Amendment No. 1.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VI LLC (“GP VI”) and OrbiMed Capital LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VI, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP VI has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, GP VI and OrbiMed Capital are set forth on Schedules I, II and III, respectively, attached hereto. Schedules I, II and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

The ADSs acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the ADSs currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 586,833,374 outstanding Shares of the Issuer, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on August 11, 2022.

As of the date of this filing, OrbiMed Private Investments VI, LP (“OPI VI”), a limited partnership organized under the laws of Delaware, holds 5,028,174 ADSs constituting approximately 6.9% of the issued and outstanding Shares. GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI. As a result, OrbiMed Advisors and GP VI share power to direct the vote and disposition of the ADSs held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the ADSs held by OPI VI. Each of OrbiMed Advisors and GP VI disclaims any beneficial ownership over the ADSs of the other Reporting Persons. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the ADSs held by OPI VI.

As of the date of this filing, the Biotech Growth Trust PLC (“BIOG”), a publicly listed investment trust organized under the laws of England, holds 666,667 ADSs constituting approximately 0.9% of the issued and outstanding Shares. OrbiMed Capital is the investment advisor of BIOG. As a result, OrbiMed Capital has the power to direct the vote and disposition of the ADSs held by BIOG and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the ADSs held by BIOG. OrbiMed Capital disclaims any beneficial ownership over the ADSs of the other Reporting Persons. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the ADSs held by BIOG.

(c) The Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Pursuant to this agreement and relationship, GP VI has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI. The number of outstanding ADSs of the Issuer attributable to OPI VI is 5,028,174 ADSs. GP VI, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 5,028,174 ADSs.

OrbiMed Advisors is the managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power of GP VI to vote and otherwise dispose of securities held by OPI VI. The number of outstanding ADSs attributable to OPI VI is 5,028,174 ADSs. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of GP VI, may also be considered to hold indirectly 5,028,174 ADSs.

OrbiMed Capital is the investment advisor to BIOG. OrbiMed Capital may be deemed to have voting and investment power over the securities held by BIOG. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by BIOG. The number of outstanding ADSs attributable to BIOG is 666,667 ADSs. OrbiMed Capital, as the investment advisor to BIOG, may also be considered to hold indirectly 666,667 ADSs.

Rishi Gupta (“Gupta”), an employee of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and GP VI may have the ability to affect and influence control of the Issuer. From time to time, Gupta may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and GP VI, Gupta is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and GP VI, which will in turn ensure that such securities or economic benefits are provided to OPI VI.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, and OrbiMed Capital LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2022	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member ObiMed Advisors LLC
David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE III

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

W. Carter Neild	Member	Member OrbiMed Capital LLC

Geoffrey C. Hsu	Member	Member OrbiMed Capital LLC

C. Scotland Stevens	Member	Member OrbiMed Capital LLC

David P. Bonita	Member	Member OrbiMed Capital LLC

Peter A. Thompson	Member	Member OrbiMed Capital LLC

Matthew S. Rizzo	Member	Member OrbiMed Capital LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Capital LLC

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, and OrbiMed Capital LLC.